Exhibit 12
ADVANTA CORP. AND SUBSIDIARIES
Statement setting forth details of computation of ratio
of earnings to fixed charges
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the years ended December 31,
($ in thousands)	2008	2007		2006		2005		2004
Income (loss) from continuing operations	$(43,823)	$71,028		$84,248		$116,689		$44,273
Income tax expense (benefit)	(22,308)	44,652		52,740		40,490		28,034

Earnings (loss) before income tax expense (benefit)	(66,131)	115,680		136,988		157,179	(2)	72,307

Fixed charges:
Interest on debt, deposits and other borrowings	110,205	90,063		66,143		48,428		36,419
Interest on subordinated debt payable to preferred securities trust	9,268	9,268		9,167		9,158		9,158
One-third of all rentals	1,841	1,885		1,809		1,712		1,827

Total fixed charges	121,314	101,216		77,119		59,298		47,404

Earnings (loss) before income tax expense (benefit) and fixed charges	$55,183	$216,896		$214,107		$216,477		$119,711

Ratio of earnings to fixed charges (1)	N/M (3)	2.14	x	2.78	x	3.65	x	2.53	x

(1)	For purposes of computing these ratios, “earnings” represent income from continuing operations before income taxes plus fixed charges. “Fixed charges” consist of interest expense and one-third (the portion deemed representative of the interest factor) of rental expense on operating leases. Fixed charges do not include interest expense related to unrecognized tax benefits, which we classify as income tax expense.

(2)	Earnings before income taxes in 2005 included a $67.7 million gain on the transfer of consumer credit card business related to our May 28, 2004 agreement with Bank of America.

(3)	The ratio calculated for the year ended December 31, 2008 is less than 1.00 and therefore, not meaningful. In order to achieve a ratio of 1.00, earnings before income taxes and fixed charges would need to increase by $66,131 for the year ended December 31, 2008.

N/M = Not Meaningful